United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 7, 2018

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

CHANGES TO DIRECTORS OF COCA-COLA EUROPEAN PARTNERS PLC

Coca-Cola European Partners plc (CCEP), announces that with effect from 7 March 2018 Francisco Ruiz de la Torre Esporrín and J. Alexander (Sandy) M. Douglas Jr have resigned from the Board of Directors and that Álvaro Gómez-Trénor Aguilar and Francisco Crespo Benítez have been appointed to succeed them as Non-executive Directors.

Francisco (Ruiz) and Sandy were appointed Non-executive Directors on 28 May 2016 and are stepping down from the Board to dedicate more time to their other roles.

Álvaro has extensive experience working in the Coca-Cola System, in particular serving as a director of a number of Spanish Coca-Cola bottlers and of Coca-Cola Iberian Partners, S.A. He is currently on the board of Olive Partners, S.A. and serves on the boards of Global Omnium (Aguas de Valencia, S.A.) and Sinensis Seed Capital SCR de RC, S.A.

Francisco [Crespo] also has extensive experience working in the Coca-Cola System, having spent 28 years with The Coca-Cola Company in a number of roles. He is currently Senior Vice President and Chief Growth Officer of The Coca-Cola Company, leading the integrated global marketing, corporate strategy, and customer and commercial leadership teams.

“On behalf of the Board, I would like to thank Francisco [Ruiz] and Sandy for the significant contribution they have made to our business. They have worked hard to create a sound basis from which to grow our business and we wish them the very best for the future. I would also like to welcome Álvaro and Francisco [Crespo] and look forward to working with them and the rest of the Board to further evolve our strategy and drive increased shareholder value.” Sol Daurella, Chairman said.

CONTACTS:

Company Secretariat Clare Wardle T +44 (0)20 7355 8406	Investor Relations Thor Erickson T +1 678 260 3110	Media Relations Shanna Wendt T +44 7976 595 168
ABOUT CCEP
Coca-Cola European Partners plc is a leading consumer goods company in Western Europe, selling, making and distributing an extensive range of non alcoholic ready-to-drink beverages and is the world’s largest independent Coca-Cola bottler based on revenue. Coca-Cola European Partners serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain and Sweden. The Company is listed on Euronext Amsterdam, the New York Stock Exchange, Euronext London and on the Spanish stock exchanges, and trades under the symbol CCE. For more information about CCEP, please visit our website at www.ccep.com and follow CCEP on Twitter at @CocaColaEP.

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: March 7, 2018	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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